UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2007.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
———————————————————————————————————
(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
———————————————————————————————————
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date August 30, 2007	By:	/s/ Li Fenghua
Name: Li Fenghua
Title: Chairman of the Board of Directors

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

2007 INTERIM RESULTS ANNOUNCEMENT

The board of directors (the “Board”) of China Eastern Airlines Corporation Limited (the “Company” or “CEA”) is pleased to announce the unaudited interim consolidated financial results of the Company and its subsidiaries (collectively, the “Group”) for the six months ended 30 June 2007 (which were approved by the Board and the audit committee of the Company (the “Audit Committee”) on 29 August 2007), with comparative figures for the corresponding financial information in 2006.

The interim financial report of the Group for the six months ended 30 June 2007 is unaudited and does not necessarily indicate the annual or future results.

INTERIM FINANCIAL INFORMATION

Prepared in accordance with the International Financial Reporting Standards (“IFRS”)

CONDENSED CONSOLIDATED INCOME STATEMENT
For the six months ended 30 June 2007

		(Unaudited)
		Six months ended 30 June
			Restated
		2007	2006
	Note	RMB’000	RMB’000
			(note 2)

Revenues	4	19,047,452	16,961,037
Other operating income	5	547,055	157,883
Operating expenses
Aircraft fuel		(6,974,569)	(6,176,056)
Take-off and landing charges		(2,534,090)	(2,433,116)
Depreciation and amortisation		(2,164,814)	(2,261,394)
Wages, salaries and benefits		(1,795,944)	(1,561,031)
Aircraft maintenance		(1,228,105)	(1,259,041)
Food and beverages		(568,501)	(584,139)
Aircraft operating lease rentals		(1,452,674)	(1,372,662)
Other operating lease rentals		(118,144)	(118,042)
Selling and marketing expenses		(748,180)	(772,582)
Civil aviation infrastructure levies		(382,247)	(332,405)
Ground services and other charges		(84,281)	(62,647)
Insurance costs		(93,473)	(60,428)
Office, administrative and other expenses		(1,704,073)	(1,272,023)

Total operating expenses		(19,849,095)	(18,265,566)

Operating loss		(254,588)	(1,146,646)
Interest income		52,135	62,710
Finance costs		(173,457)	(656,823)
Share of results of associates		33,691	4,451
Share of results of jointly controlled entities		9,869	4,394

Loss before income tax		(332,350)	(1,731,914)
Income tax	6	(51,604)	21,299

Loss for the period		(383,954)	(1,710,615)

Attributable to:
Equity holders of the Company		(305,624)	(1,582,505)
Minority interests		(78,330)	(128,110)

		(383,954)	(1,710,615)

Loss per share for loss attributable to equity
holders of the Company during the period
- basic and diluted	7	(0.06)	(0.33)

CONDENSED CONSOLIDATED BALANCE SHEET
As at 30 June 2007

		(Unaudited)	(Audited)
		30 June	31 December
		2007	2006
	Note	RMB’000	RMB’000

Non-current assets
Intangible assets		1,295,327	1,337,554
Property, plant and equipment		41,786,073	40,050,466
Lease prepayments		976,811	1,054,362
Advance payments on acquisition of aircraft		7,992,581	7,668,708
Investments in associates		661,200	623,390
Investments in jointly controlled entities		239,333	115,540
Available-for-sale financial assets		47,554	47,554
Other long-term assets		681,106	1,099,265
Deferred tax assets		82,146	82,146
Derivative assets		81,278	73,269
		53,843,409	52,152,254
Current assets
Flight equipment spare parts		1,167,712	1,198,642
Trade receivables	10	2,489,976	2,002,855
Amounts due from related companies		130,273	352,719
Prepayments, deposits and other receivables		2,157,404	2,475,992
Cash and cash equivalents		1,882,183	1,987,486
Derivative assets		116,936	113,532
Non-current assets held for sale		856,422	882,426
		8,800,906	9,013,652
Current liabilities
Sales in advance of carriage		1,236,260	891,659
Trade payables and notes payable	11	4,700,672	5,090,210
Amounts due to related companies		348,355	348,477
Other payables and accrued expenses		8,604,428	7,986,351
Current portion of obligations under
finance leases		2,390,470	2,803,956
Current portion of borrowings		16,192,880	16,016,327
Income tax payable		74,536	80,483
Current portion of provision for aircraft
overhaul expenses		24,497	20,900
Derivative liabilities		42,325	124,722
Liabilities directly associated with
non-current assets held for sale		313,391	442,935
		33,927,814	33,806,020

Net current liabilities		(25,126,908)	(24,792,368)

Total assets less current liabilities		28,716,501	27,359,886

Non-current liabilities
Obligations under finance leases		10,040,478	9,048,642
Borrowings		12,808,721	12,091,413
Provision for aircraft overhaul expenses		520,503	489,721
Other long-term liabilities		384,368	438,461
Deferred tax liabilities		84,646	68,459
Post-retirement benefit obligations		1,328,138	1,292,960
Long-term portion of staff housing allowances		439,895	439,491
Derivative liabilities		-	14,096
		25,606,749	23,883,243

Net assets		3,109,752	3,476,643

Equity
Capital and reserves attributable to the equity
holders of the Company
Share capital	12	4,866,950	4,866,950
Reserves		(2,340,114)	(2,052,053)
		2,526,836	2,814,897
Minority interests		582,916	661,746

Total equity		3,109,752	3,476,643

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

1.	Corporate information

The Company, a joint stock company limited by shares was incorporated in the People’s Republic of China (“PRC”) on 14 April 1995. The address of its registered office is 66 Airport Street, Pudong International Airport, Shanghai, the PRC. The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, and mail delivery and other extended transportation services.

The Company is majority owned by China Eastern Air Holding Company (“CEA Holding”), a state-owned enterprise incorporated in the PRC.

The Company’s shares are traded on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), The New York Stock Exchange and The Shanghai Stock Exchange.

2.	Basis of preparation and accounting policies

This unaudited condensed consolidated interim financial information for the six months ended 30 June 2007 has been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”. The unaudited condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2006.

At 30 June 2007 the Group’s accumulated losses were approximately RMB3,641 million and its current liabilities exceeded its current assets by approximately RMB25,127 million. Based on the Group’s history of obtaining finance, its relationships with its bankers, banking facilities available and net operating cash inflow, the Board of Directors consider that the Group will be able to obtain sufficient financing to enable it to operate and meet its liabilities as and when they fall due. Accordingly, it is appropriate that this financial information should be prepared on a going concern basis and it does not include any adjustments that would be required should the Company and the Group fail to continue as a going concern.

In respect of prior year comparatives, the interim results for the six months ended 30 June 2006 have been restated for the purposes of this report to reflect re-assessments made in connection with the classification of certain leases at 30 June 2006 as described in the annual financial statements for the year ended 31 December 2006. The resulting impact increased the Group’s consolidated net assets by RMB113 million as at 30 June 2006 and decreased its consolidated loss for the six months ended 30 June 2006 by the same amount from the previously reported results. Additionally, where necessary, prior year comparative amounts have been reclassified to conform with changes in presentation in the current year.

The accounting policies adopted are consistent with those described in the annual financial statements for the year ended 31 December 2006, except that the Group has adopted the following new standards, amendments to standards and interpretations which are relevant to the Group’s operations and are mandatory for the financial year ending 31 December 2007.

IAS 1(Amendment)	Presentation of Financial Statements: Capital Disclosures
IFRS 7	Financial Instruments: Disclosures
IFRIC-Int 8	Scope of IFRS 2, Share-based Payments
IFRIC-Int 9	Reassessment of Embedded Derivatives
IFRIC-Int 10	Interim Financial Reporting and Impairment

The adoption of the above new standards, amendments to standards and interpretations did not have any significant impact on its results of operations or financial position. The full disclosure as required by IAS 1 (Amendment) and IFRS 7 will be included in the annual financial statements for the year ending 31 December 2007.

The Group has not early adopted new standards, amendments to standards and interpretations which have been issued but are not effective for 2007. The Group is assessing the impact of these new standards, amendments to standards and interpretations but is not yet in a position to state whether any substantial changes to the Group’s accounting policies or to the presentation of the financial statements will be required.

3.	Revised accounting estimate relating to property, plant and equipment

The Group has changed the estimated useful life of flight equipment. Previously, flight equipment was depreciated over 20 years plus an annual provision of 7% for scrapped items. The economic useful life of flight equipment has been reviewed and is now depreciated over 10 years with no annual provision for scrapped items with effect from 1 January 2007. Management considers that the new policy more accurately reflects past experience and is consistent with industry practice. The change in estimate has resulted in a decreased depreciation charge of RMB27 million for the six months ended 30 June 2007.

4.	Revenues and segment information

(a)	Revenues

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services.

	(Unaudited)
	Six months ended 30 June
	2007	2006
	RMB’000	RMB’000

Revenues
- Passenger	16,252,553	14,118,257
- Cargo and mail	2,475,853	2,575,645
Ground service income	437,388	366,121
Cargo handling income	168,517	130,098
Commission income	63,956	59,612
Others	138,597	168,163

	19,536,864	17,417,896
Less: Business tax (Note)	(489,412)	(456,859)

	19,047,452	16,961,037

Note:

Except for traffic revenues derived from inbound international and regional flights, which are not subject to the PRC business tax, the Group’s traffic revenues, commission income, ground service income, cargo handling income and other revenues are subject to PRC business tax levied at rates ranging from 3% to 5%, pursuant to PRC business tax rules and regulations.

(b)	Primary reporting format by business segment

Segment information is presented in respect of the Group’s business and geographical segments. Business segment information is the Group’s primary reporting format.

(1)	Passenger business segment includes cargo carried by passenger flights.

(2)	Inter-segment transfers or transactions are entered into under normal commercial terms and conditions that would also be available to unrelated third parties.

The segment results for the six months ended 30 June 2007 are as follows:

	(Unaudited)
		Cargo and
	Passenger	logistics	Unallocated	Eliminations	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Traffic revenues	16,991,665	1,268,516	-	-	18,260,181
Other revenues and
operating income	350,724	394,332	42,215	-	787,271
Inter-segment revenue	67,087	-	61,567	(128,654)	-

Revenues	17,409,476	1,662,848	103,782	(128,654)	19,047,452

Operating (loss)/profit
- segment results	(214,774)	(56,657)	16,843	-	(254,588)

The segment results for the six months ended 30 June 2006 are as follows:

	(Unaudited)
		Cargo and
	Passenger	logistics	Unallocated	Eliminations	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Traffic revenues	15,031,096	1,222,941	-	-	16,254,037
Other revenues and
operating income	360,840	280,049	66,111	-	707,000
Inter-segment revenue	320,784	-	33,508	(354,292)	-

Revenues	15,712,720	1,502,990	99,619	(354,292)	16,961,037

Operating (loss)/profit
- segment results	(917,936)	(246,230)	17,520	-	(1,146,646)

(c)	Secondary reporting format by geographical segment

The Group’s two business segments operate in four main geographical areas, even though they are managed on a worldwide basis.

The Group’s revenues (net of business tax) by geographical segment are analysed as follows:

	(Unaudited)
	Six months ended 30 June
	2007	2006
	RMB’000	RMB’000

Domestic (the PRC, excluding Hong Kong)	10,734,319	9,569,818
Hong Kong	1,342,746	1,531,712
Japan	1,566,153	1,698,264
Other countries	5,404,234	4,161,243

Total	19,047,452	16,961,037

The major revenue-earning assets of the Group are its aircraft, all of which are registered in the PRC. Since the Group’s aircraft are deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities to geographical segments and hence segment assets and capital expenditure by geographic segment have not been presented.

5.	Other operating income

	(Unaudited)
	Six months ended 30 June
	2007	2006
	RMB’000	RMB’000

Government subsidies (note)	408,129	70,091
Net fair value gains on financial instruments
- forward foreign exchange contracts	2,350	13,130
- fuel hedging income	136,576	74,662

	547,055	157,883

Note:

The government subsidies represent (i) subsidies granted by the Central Government and local government to the Group; and (ii) other subsidies granted by various local municipalities to encourage the Group to operate certain routes to cities where these municipalities are located.

6.	Income tax

Income tax is charged to the consolidated income statement as follows:

	(Unaudited)
	Six months ended 30 June
	2007	2006
	RMB’000	RMB’000

Provision for PRC income tax - current period	35,417	21,877
Deferred taxation	16,187	(43,176)

	51,604	(21,299)

Note:

The Company is subject to PRC income tax at a reduced rate of 15%, pursuant to the Circular Hu Shui Er Cai (2001) No. 104 issued by the Shanghai Municipal Tax Bureau. No provision for PRC profits tax has been made as the Company did not have taxable profits for the period. The current income tax charges of the Group for the period represent the provision for income tax payable by certain of the Company’s subsidiaries.

Subsidiaries of the Group which are incorporated in Pudong New District, Shanghai, are currently subject to PRC income tax at a reduced rate of 15%, pursuant to the preferential tax policy in Pudong, Shanghai. Other subsidiaries of the Group are generally subject to the PRC corporate income tax at the standard rate of 33%.

The Group operates international flights to certain overseas destinations. There was no material overseas taxation for the six months ended 30 June 2007 as there exists double tax relief between the PRC and the corresponding jurisdictions (including Hong Kong) (2006: Nil).

7.	Loss per share

The calculation of basic loss per share is based on the unaudited consolidated loss attributable to equity holders of the Company of RMB305,624,000 (2006: RMB1,582,505,000) and 4,866,950,000 (2006: 4,866,950,000) shares in issue during the period. The Company has no potentially dilutive ordinary shares.

8.	Dividend

The Board of Directors of the Company does not recommend the payment of an interim dividend for the six months ended 30 June 2007 (2006: Nil).

9.	Profit appropriation

No appropriation to the statutory reserves has been made during the six months ended 30 June 2007. Such appropriations will be made at the year end in accordance with the PRC regulations and the articles of association of individual group companies.

10.	Trade receivables

The credit terms given to trade customers are determined on an individual basis, with credit periods within three months.

As at 30 June 2007, the aging of trade receivables as follows:

	(Unaudited)	(Audited)
	30 June	31 December
	2007	2006
	RMB’000	RMB’000

Less than 31 days	1,856,452	1,556,144
31 to 60 days	186,381	147,439
61 to 90 days	78,284	44,602
91 to 180 days	227,411	132,977
181 to 365 days	103,441	102,534
Over 365 days	142,976	112,934

	2,594,945	2,096,630
Less: Provision for impairment of receivables	(104,969)	(93,775)

Trade receivables, net	2,489,976	2,002,855

11.	Trade payables and notes payable

The aging of trade payables and notes payable as follows:

	(Unaudited)	(Audited)
	30 June	31 December
	2007	2006
	RMB’000	RMB’000

Less than 31 days	1,482,398	1,374,384
31 to 60 days	529,371	577,883
61 to 90 days	578,984	781,666
91 to 180 days	1,572,525	2,030,629
181 to 365 days	422,317	243,296
Over 365 days	115,077	82,352

	4,700,672	5,090,210

12.	Share capital

	(Unaudited)	(Audited)
	30 June	31 December
	2007	2006
	RMB’000	RMB’000

Registered, issued and fully paid of RMB1.00 each

Unlisted shares held by CEA Holding and employees	-	3,000,000
Circulating shares with restricted transfer held
by CEA Holding and employees	2,904,000	-
A shares listed on The Shanghai Stock Exchange	396,000	300,000
H shares listed on The Stock Exchange of
Hong Kong Limited	1,566,950	1,566,950

	4,866,950	4,866,950

On 4 January 2007, the Company’s share reform plan was approved by the Ministry of Commerce. In this connection, CEA Holding granted 96 million shares in total to the holders of the circulating shares and the original non-circulating Shares held by CEA Holding were granted the status of listing subject to certain circulating conditions as disclosed in the Company’s announcement dated 21 November 2006.

13.	Seasonality

The civil aviation industry is subject to seasonal fluctuations, with peak demand during the holiday season in the second half of the year. As such, the revenues and results of the Group in the first half of the year are generally lower than those in the second half of the year.

14.	Working capital

The Group’s primary cash requirements have been for additions of and upgrades to aircraft and flight equipment and payments for debt related to such additions and upgrades. The Group finances its working capital requirements through a combination of funds generated from operations and short and long-term bank borrowings.

The Group generally operates with a working capital deficit. The Directors believe that cash from operations and short and long-term bank borrowings will be sufficient to meet the Group’s operating cash flow needs for the foreseeable future. The Group’s treasury department aims to maintain flexibility in funding by keeping credit lines available. The Directors believe that the Group has obtained sufficient general credit facilities from PRC banks for financing future capital commitments and for working capital purposes.

SUMMARY OF SELECTED OPERATING DATA
	For the six months ended 30th June
Capacity	2007	2006	Change

ATK (available tonne-kilometres) (millions)	5,743.20	5,206.49	10.31%
- Domestic routes	2,537.69	2,350.50	7.96%
- International routes	2,827.15	2,423.38	16.66%
- Hong Kong routes	378.37	432.56	-12.53%
ASK (available seat-kilometres) (millions)	37,110.65	33,590.50	10.48%
- Domestic routes	21,906.93	20,523.35	6.74%
- International routes	12,592.89	10,261.32	22.72%
- Hong Kong routes	2,610.82	2,805.84	-6.95%
AFTK (available freight tonne-kilometres)
(millions)	2,403.24	2,183.34	10.07%
- Domestic routes	566.07	503.45	12.44%
- International routes	1,693.29	1,499.86	12.90%
- Hong Kong routes	143.40	180.84	-20.70%
Hours flown (thousands)	362.35	322.23	12.45%

Traffic

RTK (revenue tonne-kilometres) (millions)	3,538.69	3,243.51	9.10%
- Domestic routes	1,733.47	1,619.54	7.03%
- International routes	1,605.58	1,410.27	13.85%
- Hong Kong routes	199.64	213.71	-6.58%
RPK (revenue passenger-kilometres)
(millions)	26,513.82	23,686.16	11.94%
- Domestic routes	16,317.31	15,057.48	8.37%
- International routes	8,582.40	6,958.86	23.33%
- Hong Kong routes	1,614.12	1,669.82	-3.34%
RFTK (revenue freight tonne-kilometres)
(millions)	1,171.92	1,127.13	3.97%
- Domestic routes	274.80	272.51	0.84%
- International routes	841.17	789.82	6.50%
- Hong Kong routes	55.96	64.79	-13.63%
Number of passengers carried (thousands)	18,332.12	16,787.11	9.20%
- Domestic routes	14,472.93	13,385.18	8.13%
- International routes	2,715.84	2,216.89	22.51%
- Hong Kong routes	1,143.36	1,185.04	-3.52%
Weight of freights carried (kg) (millions)	422.80	419.35	0.82%
- Domestic routes	209.50	209.23	0.13%
- International routes	175.39	166.13	5.57%
- Hong Kong routes	37.90	43.90	-13.67%

Load factor

Overall load factor (%)	61.62	62.30	-0.68
- Domestic routes	68.31	68.90	-0.59
- International routes	52.79	58.19	-5.40
- Hong Kong routes	52.76	49.41	3.35
Passenger load factor (%)	71.45	70.51	0.94
- Domestic routes	74.48	73.37	1.11
- International routes	68.15	67.82	0.33
- Hong Kong routes	61.82	59.51	2.31
Freight load factor (%)	48.76	51.62	-2.86
- Domestic routes	48.55	54.13	-5.58
- International routes	49.66	52.66	-3.00
- Hong Kong routes	39.02	35.99	3.03
Break-even load factor (%)	66.98	70.66	-3.68

Yield and costs

Revenue tonne-kilometers yield (RMB)	5.16	5.01	3.00%
- Domestic routes	5.75	5.47	5.18%
- International routes	4.33	4.19	3.35%
- Hong Kong routes	6.69	6.98	-4.21%
Passenger-kilometers yield (RMB)	0.60	0.58	3.05%
- Domestic routes	0.60	0.57	4.40%
- International routes	0.59	0.57	3.29%
- Hong Kong routes	0.67	0.70	-3.99%
Freight tonne-kilometers yield (RMB)	2.06	2.22	-7.26%
- Domestic routes	0.96	0.87	10.03%
- International routes	2.26	2.46	-8.20%
- Hong Kong routes	4.47	5.02	-11.00%
Available tonne-kilometers unit cost (RMB)	3.46	3.54	-2.37%

MANAGEMENT DISCUSSION AND ANALYSIS

Review of operations

As at 30 June 2007, the Group operated a total of 398 routes, of which 292 were domestic routes, 17 were Hong Kong routes (including 2 cargo routes), and 89 were international routes (including 18 international cargo routes). The Group operated approximately 6,108 scheduled flights per week, serving a total of 126 domestic and foreign cities. At present, the Group owns or operates a total of 209 aircraft, including 185 passenger jet aircraft each with a capacity of over 100 seats, 12 passenger jet aircraft each with a capacity of 50 seats and 12 jet freighters.

During the first half of 2007, the world economy maintained a steady pace of growth, and the Group continued to benefit from the rapid growth in both China’s national economy and its air transport market. With the rapid development of China’s economy, the exchange rate of Renminbi against the US dollar continue to appreciate, which contributed to the improvement of the Group’s results. However, the price of international crude oil and aviation fuel has experienced lengthy high-level fluctuations, which have resulted in prolonged high fuel costs and brought about substantial pressure on the air transport industry. As a result, the results of the Group have also been affected.

For the first half of the year, the Group’s flights accounted for 36.57% and 30.18% of all flights at Hongqiao Airport and Pudong Airport, respectively.

In terms of passenger traffic, the Group successfully introduced several new international routes for scheduled flights, including “Shanghai-Maldives-Johannesburg”, thus further improving the Group’s international route network. The Group also implemented innovative marketing strategies, streamlined the transport price approval procedure, and established and improved the agency communication system. Through setting up a new assessment system, optimising the airline network and reasonably allocating capacity, the Group was able to improve its overall efficiency. For the first half of the year, the daily average utilisation rate of the Group’s aircraft reached 9.8 hours.

In terms of freight transport, the Group enhanced the one-stop freight transport management system, defined the assessment indicators and continued to take advantage of Shanghai as an aviation hub. It endeavoured to build a freight transport logistics network through exploiting the resources of the Group’s route network.

In terms of services, the Group has launched a series of promotional activities, namely “Experience the Air Culture of China Eastern Airlines”, which includes “Shaanxi Culture and Tourism Week”, “Culture and Tourism Week”, “Yunnan Culture and Tourism Week”, “Special Olympic Games Promotion Week”, “Happy Children Week” and “Tea Culture Week”, etc. These have blended Chinese culture and air transport, revolutionised the service concept, and have extended the range of services as well as improved the brand image while maintaining service quality. Through adjusting the flight schedules and enhancing coordination, the Group maintained its leading position in the industry regard to the on-time rate of its flight.

As at 30 June 2007, traffic volume of the Group totaled 3,539 million tonne-kilometres, representing an increase of 9.10% from the same period last year, while traffic revenues amounted to RMB18,260 million, representing an increase of 12.34% from the same period last year.

The Group’s passenger traffic volume during the reporting period was 26,514 million passenger-kilometres, representing an increase of 11.94% from the same period last year. Compared to the same period last year, passenger revenues increased by 15.24% to RMB15,847 million, accounting for 86.79% of the Group’s traffic revenues.

Passenger traffic volume on domestic routes was 16,317 million passenger-kilometres, representing an increase of 8.37% from the same period last year. Compared to the same period last year, the passenger load factor increased by 1.11 percentage points to 74.48% and the domestic passenger revenues increased by 12.62% to RMB9,710 million, accounting for 61.27% of the Group’s total passenger revenues. Average yield per passenger-kilometre amounted to RMB0.60 during the reporting period, representing an increase of 4.40% compared to the same period last year.

Passenger traffic volume on international routes was 8,583 million passenger-kilometres, representing an increase of 23.33% from the same period last year. Compared to the same period last year, the passenger load factor increased by 0.33 percentage points to 68.15% and revenues increased by 28.18% to RMB5,053 million, accounting for 31.88% of the Group’s total passenger revenues. Average yield per passenger-kilometre amounted to RMB0.59 during the period, representing an increase of 3.29% compared to the same period last year.

Passenger traffic volume on its Hong Kong routes was 1,614 million passenger-kilometres, representing a decrease of 3.34% from the same period last year. Compared to the same period last year, the passenger load factor increased by 2.31 percentage points to 61.82% and revenues decreased by 8.67% to RMB1,084 million, accounting for 6.85% of the Group’s total passenger revenues. Average yield per passenger-kilometre amounted to RMB0.67 during the reporting period, representing a decrease of 3.99% compared to the same period last year.

During the first half of 2007, cargo traffic volume increased by 3.97% to 1,172 million tonne-kilometres compared to the same period last year. The Group’s freight revenues decreased by 3.60% to RMB2,413 million for the first half of this year, accounting for 13.21% of the Group’s traffic revenues. Average yield per freight tonne-kilometre of cargo and mail amounted to RMB2.06, representing a decrease of 7.26% compared to the same period last year.

For the first half of 2007, total operating costs increased by 8.67% to RMB19,849 million compared to the same period last year, which was mainly because the price of international aviation fuel remained at a persistently high level.

During the first half of 2007, the price of international aviation fuel continued to fluctuate at a high level and on several occasions set new highs. The drastic increase in aircraft fuel put significant pressure on the Group’s operations. In addition, the fleet expansion correspondingly increased fuel consumption. During the reporting period, the Group’s expenditure on aircraft fuel was RMB6,975 million, representing an increase of 12.93% compared to the same period last year. The Group continued to make use of financial derivatives to assist in managing its risks over aircraft fuel prices.

Takeoff and landing charges were RMB2,534 million, representing an increase of 4.15% from the same period last year, which was principally a result of the increase in transport capacity and the increase in the number of takeoffs and landings compared with the corresponding period of last year.

Depreciation and amortisation were RMB2,165 million, representing a decrease of 4.27% compared to the same period last year.

Salary costs were RMB1,796 million, representing an increase of 15.05% compared to the same period last year.

Maintenance expenses on aircraft and engines decreased by 2.46% to RMB1,228 million when compared to the same period last year.

Food and beverage expenses decreased by 2.68% to RMB569 million compared to the same period last year.

Aircraft operating lease rental were RMB1,453 million, representing an increase of 5.83% compared to same period last year.

Selling and marketing expenses decreased by 3.16% to RMB748 million compared to the same period last year.

Civil aviation infrastructure levies paid to the General Administration of Civil Aviation of China increased by 15.00% to RMB382 million compared to the same period last year.

Ground service fees and other expenses increased by 34.53% to RMB84 million compared to the same period last year.

Insurance premiums increased by 54.68% to RMB93 million compared to the same period last year.

Office, administrative and other operating expenses increased by 33.97% to RMB1,704 million compared to the same period last year.

During the six months ended 30 June 2007, the Group’s consolidated losses attributable to equity shareholders of the Company as calculated under the IFRS were RMB306 million and the losses attributable to equity shareholders per share were RMB0.06.

Liquidity and capital resources

The Group finances its working capital requirements through a combination of funds generated from its business operations and short-term bank loans. As at 30 June 2007, the Group had cash and cash equivalents of RMB1,882 million, most of which were denominated in Renminbi. Net cash inflow generated by the Group’s operating activities in the first half of 2007 was RMB1,668 million, representing an increase of 755.41% compared to the same period last year.

The Group’s primary cash requirements in the first half of 2007 were for acquisitions of, and improvements in, aircraft and flight equipments and for payment of related indebtedness. The Group’s net cash outflow in investment activities was RMB1,399 million in the first half of 2007.

Net cash inflow used in financing activities was RMB442 million, primarily due to the repayment of long-term and short-term bank loans, and the payment of lease obligations.

The Group generally operates with net current liabilities. As at 30 June 2007, the Group’s current liabilities exceeded the Group’s current assets by RMB25,127 million, and the long-term loan to equity ratio was 2.63:1. For years, the Group has arranged, and believes it will be able to continue to arrange, short-term loans through domestic banks in China or foreign-invested banks to meet its working capital requirements.

Pledges on assets and contingent liabilities

As at 30 June 2007, certain aircraft and other fixed assets with an aggregate net book value of approximately RMB13,222 million (31 December 2006: RMB10,830 million) were pledged as collateral under certain loan agreements.

Employees

As at 30 June 2007, the Group had about 38,747 employees, the majority of whom are located in China. The wages of the Group’s employees generally consist of basic salaries and bonuses. During the reporting period, the Group was not involved in any major labour-related disputes with its employees, nor has it ever experienced a substantial reduction in the number of its employees nor has the Group encountered any difficulty in recruiting new employees during the period.

Outlook for the second half of 2007

The Group would like to caution readers of this announcement that the Group’s 2007 interim results announcement contains certain forward-looking statements, such as descriptions of the Group’s work plans for the second half of the year and beyond, and forward-looking statements on the global and Chinese economies and aviation markets. Such forward-looking statements are subject to numerous uncertainties and risks, and actual events may be materially different from those indicated in the Group’s forward-looking statements.

For the second half of 2007, the economy of China is likely to sustain rapid development. The demand for air transport market remains high and the prospects for the civil aviation transport industry are bright. China and the U.S. are about to sign a new aviation transport agreement and China’s aviation market will soon be fully open and the Group will face with increasing competition from Chinese and foreign aviation companies in its operations of passenger and cargo transport markets. To expand its business, increase its competitiveness, steadily increase its market share, adjust and optimize its route network, and create more attractive services and products to meet market demand, the Group will continue to introduce three A330-300, two A320, four A321, one A319, two B737NG, three EMB145 passenger aircraft as well as one B747F freighter to its fleet. It is expected that the new aircraft will be delivered and put into operation in the second half of 2007. The Group believes that it will benefit from the continuing growth in the local transport market.

In view of the current operating environment of the market and the Group’s actual situation, the Group intends to undertake specific measures in the second half of 2007 as follows:

1.	In terms of safety, we will perfect the rules and standards in order to ensure safe, steady and orderly operation.

2.
In terms of marketing for passenger traffic, we will bring about creative ideas and intensify our marketing ability. We will continue to optimise the route network, enhance the flight utilisation rate and fully explore the potential for cost-efficiency. In addition, we will speed up the process of issuing electronic passenger tickets and complete the operation of the 95808 call centre throughout China. We will also intensify our efforts to increase the ratio of direct sales and further increase the market share of direct sales of major clients and high-end passengers.

3.
In terms of freight transport, we will continue to implement and develop the “one-stop” concept. Through optimising the route network, standardising freight transport prices as well as strengthening trans-shipment and combined transport, we can raise the revenue level of freight transport. We will accelerate the perfection and promotion of the freight transport information system, and endeavour to improve the on-time rate and good-condition rate in order to enhance the satisfaction of clients.

4.
We will control our costs in a stringent manner, continue to implement centralised merchandising and reduce costs and expenditures. We will enhance corporate risk management, optimise the corporate debt structure and reduce foreign exchange risks.

5.
Through enhancing the quality of ground and air services, we will improve service quality, extend the range of services and improve the brand image. We will proceed with the series promotional activities “Experience the Air Culture of China Eastern Airlines” and build the value to our unique servicing brand. We will speed up the resources integration of the call centre and perfect the operation chain of the 95808 customer service centre so as to maintain our core competitiveness.

6.	We will continue to prepare for the introduction of strategic investors as soon as possible.

FLEET PLANNING

As at 30 June 2007, the expected details of aircraft on order, which are scheduled to be delivered and put into service, are as follows:

Year of delivery	Type of aircraft	Number of aircraft

Second half of 2007	A330-200	3
	A321	4
	A320	2
	A319	1
	B737NG	2
	B747F	1
	EMB145	3

2008	A330-300	3
	A330-200	1
	A321	5
	A320	8
	A319	2
	B787	4
	B737NG	2

2009	A320	7
	A319	4
	B787	5
	B737-700	7
	B737-800	3

MATERIAL MATTERS

1.	Dividends

The Board does not recommend payment of any interim dividend for the six months ended 30 June 2007.

2.	Share capital structure

The Company’s share reform plan was approved at the relevant shareholders’ meeting of A share shareholders convened therefor on 18 December 2006 and the trading of A shares was resumed on 12 January 2007 with short name changed from “S.CEA” to “Eastern Airlines” with effect from the same day. As at 30 June 2007, the Company’s share capital structure was as follows:

			Approximate
			percentage of
		Total number	total share
		of shares	capital
			(%)

(a)	A shares
	(i) Listed shares with transfer restrictions	2,904,000,000	59.67
	(ii) Listed shares without transfer
	restrictions	396,000,000	8.13
(b)	H shares	1,566,950,000	32.20
(c)	Total number of shares	4,866,950,000	100.00

3.	Purchase, sale or redemption of securities

During the six months ended 30 June 2007, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of its issued securities (“securities” having the meaning ascribed thereto under paragraph 1 of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”)), without taking into account any issue of new securities.

4.	Corporate governance practices

The Board has reviewed the relevant provisions and corporate governance practices under the codes of corporate governance practices adopted by the Company, and took the view that the Company’s corporate governance practices during the six months ended 30 June 2007 met the requirements under the code provisions in the Code on Corporate Governance Practices set out in Appendix 14 to the Listing Rules.

5.	Material litigation and arbitration

In 2005, the family members of certain victims in the aircraft accident of China Eastern Air Yunnan Company occurred in Baotou on 21 November 2004, sued the Company in a U.S. court for compensation, the amount of which is yet to be determined. The Company defended against the suit to the U.S. court, and on 10 July 2007, the U.S. court dismissed the suit on the basis of inconvenience to the court and ordered to stay all the related actions. On 27 July 2007, the family members of certain victims each filed an appeal but the U.S. court has not delivered the judgment yet.

Save as disclosed above, the Group was not involved in any other material litigation or arbitration during the six months ended 30 June 2007.

6.	Audit Committee

The Audit Committee has reviewed the accounting principles and methods adopted by the Group with the management of the Company, and has had discussions with the Board regarding internal controls and financial reporting issues, including a review of the unaudited interim financial information for the six months ended 30 June 2007.

The Audit Committee has no disagreement regarding the accounting principles and methods adopted by the Group.

7.	Changes in personnel

(a)
On the 2006 annual general meeting held on 29 June 2007, the shareholders of the Company approved the termination of office as a whole for the fourth session of the Board, and approved the appointment of Mr. Li Fenghua, Mr. Li Jun, Mr. Luo Chaogeng, Mr. Cao Jianxiong, Mr. Luo Zhuping, Mr. Hu Honggao, Mr. Peter Lok, Mr. Wu Baiwang, Mr. Zhou Ruijin and Mr. Xie Rong as directors to the fifth session of the Board.

(b)
On the 2006 annual general meeting held on 29 June 2007, the shareholders of the Company approved the termination of office as a whole for the fourth session of the supervisory committee, and approved the appointment of Mr. Liu Jiashun, Ms. Liu Jiangbo and Mr. Xu Zhao as supervisors nominated by shareholders to the fifth session of the supervisory committee. Pursuant to an employees’ representatives meeting of the Company, Ms. Wang Taoying and Ms. Yang Jie were nominated as supervisors by the employees of the Company with effect from 29 June 2007.

(c)
On 29 June 2007, the fifth session of the Board held the first meeting for 2007 and elected Mr. Li Fenghua as the Chairman of the Board and Mr. Li Jun as the Vice Chairman of the Board, and that Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Ruijin were appointed as the members of the Audit Committee and Mr. Xie Rong as the Chairman of the Audit Committee, and that Mr. Wu Baiwang, Mr. Luo Chaogeng and Mr. Luo Zhuping were appointed as the members of the planning and development committee of the Company (the “Planning and Development Committee”) and Mr. Wu Baiwang as the Chairman of the Planning and Development Committee, and that Mr. Zhou Ruijin, Mr. Luo Chaogeng and Mr. Wu Baiwang were appointed as the remuneration and assessment committee of the Company (the “Remuneration and Assessment Committee”), and Mr. Zhou Ruijin as the Chairman of the Remuneration and Assessment Committee, and that based on the nomination by the Chairman of the Board, Mr. Cao Jianxiong was appointed as the President of the Company, and that based on the nomination by the President of the Company, Mr. Zhang Jianzhong, Mr. Li Yangmin and Mr. Fan Ru were appointed as the Vice Presidents of the Company and Mr. Luo Weide as the Chief Financial Officer of the Company, and that based on the nomination by the Chairman of the Board, Mr. Luo Zhuping was appointed as the secretary to the Board.

(d)	On 29 June 2007, the fifth session of the supervisory committee of the Company held the first meeting for 2007 and elected Ms. Liu Jiangbo as the Chairman of the supervisory committee of the Company.

8.	Miscellaneous

For the six months ended 30 June 2007:

(a)
In relation to the Company’s proposed introduction of strategic investment in the Company, trading in the H shares of the Company on the Hong Kong Stock Exchange was, at the request of the Company, suspended with effect from 22 May 2007. The Company currently anticipates that in early September 2007, an announcement by the Company regarding the proposed strategic investment will be published and trading in the H shares of the Company on the Hong Kong Stock Exchange will be resumed.

(b)
On the 2006 annual general meeting held on 29 June 2007, the shareholders of the Company approved amendments to the articles of association of the Company by adding the following new paragraph after the first paragraph of Article 21:

“On 18th December, 2006, the share reform plan of the Company was approved in the relevant shareholders’ meeting of A share market. Upon the implementation of the share reform, the total share capital of the Company remained unchanged and still comprised 4,866,950,000 shares, of which 2,904,000,000 A shares, representing 59.67% of the total share capital of the Company, were held by China Eastern Air Holding Company. The 1,566,950,000 shares, representing 32.20% of the total share capital of the Company, were overseas listed H shares, and the 396,000,000 shares, representing 8.13% of the total share capital of the Company, were domestic listed A shares.”

By order of the Board China Eastern Airlines Corporation Limited Li Fenghua Chairman

Shanghai, the PRC
29 August 2007

As at the date of this announcement, the directors of the Company are:

Li Fenghua	(Chairman, Non-executive Director)
Li Jun	(Vice Chairman, Non-executive Director)
Luo Chaogeng	(Non-executive Director)
Cao Jianxiong	(President, Executive Director)
Luo Zhuping	(Executive Director)
Hu Honggao	(Independent non-executive Director)
Peter Lok	(Independent non-executive Director)
Wu Baiwang	(Independent non-executive Director)
Zhou Ruijin	(Independent non-executive Director)
Xie Rong	(Independent non-executive Director)